SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Stratos International, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	36-4360035 (I.R.S. Employer Identification No.)

7444 West Wilson Avenue Chicago, IL (Address of principal executive offices)	60706 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered Series A Junior Participating Preferred Stock Purchase Rights	Name of each exchange on which each class is to be registered NASDAQ Global Market
     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒
     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
     Securities Act registration statement to which this form relates: None.
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Explanatory Note
     Stratos International, Inc., a Delaware corporation formerly known as Stratos Lightwave, Inc. (the “Company”), hereby amends and restates Items 1 and 2 of its Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2001, as previously amended by its Registration Statement on Form 8-A/A filed with the SEC on August 7, 2003.
     The Company and Mellon Investor Services LLC (the “Rights Agent”) have entered into a Second Amendment, dated as of May 14, 2007 (the “Second Amendment”), to the Rights Agreement, dated as of March 23, 2001 (as amended, the “Rights Agreement”), between the Company and the Rights Agent. The Company and the Rights Agent entered into the Second Amendment in connection with the execution of an Agreement and Plan of Merger dated as of May 14, 2007 (the “Merger Agreement”), among the Company, Emerson Network Power Connectivity Solutions, Inc., a Delaware corporation (“Parent”), and Emersub C, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent. Pursuant to the Second Amendment, the Merger Agreement and the transactions contemplated thereby are exempted from the Rights Agreement.
     In addition, the Company’s Series A Junior Participating Preferred Stock Purchase Rights are now registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, as reflected on the cover page of this Form 8-A/A.
Item 1. Description of Registrant’s Securities to be Registered.
     On March 22, 2001, the Board of Directors of Stratos International, Inc., formerly known as Stratos Lightwave, Inc. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of the Company’s common stock, par value $0.01 per share (the “Common Shares”) outstanding on April 3, 2001 (the “Record Date”) to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Shares”), of the Company, at a price of $800.00 (the “Purchase Price”). The Purchase Price reflects a 1-for-10 reverse stock split of the Common Shares on October 21, 2002 and is subject to further adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of March 23, 2001, as amended (the “Rights Agreement”), between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights Agent”).
     The Rights Agreement was previously amended on July 2, 2003. On May 14, 2007, the Company, Emerson Network Power Connectivity Solutions, Inc., a Delaware corporation (“Parent”), and Emersub C, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Sub would be merged with and into the Company (the “Merger”) in accordance with and subject to the terms and conditions of the Merger Agreement. In connection with the execution of the Merger Agreement, the Company and the Rights Agent amended the Rights Agreement.
     Until the earlier to occur of (i) 10 days following a public announcement or indication that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding Common Shares (any person or group of affiliated or associated persons having such ownership, an “Acquiring Person”) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in such person or group becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate, with a copy of the summary of rights to purchase preferred shares attached thereto. Under the terms of the Rights Agreement as amended, neither Parent nor any Affiliate or Associate (as such terms are defined in the Rights Agreement) of Parent will become an Acquiring Person, unless Parent, or any Affiliate or Associate of Parent becomes the Beneficial Owner (as defined in the Rights Agreement) of an aggregate of 15% or more of the Common Shares of the Company then outstanding, other than the Common Shares of the Company acquired pursuant to the Merger Agreement.
     Pursuant to the Rights Agreement: (1) no person will become an Acquiring Person (as defined in the Rights Agreement) and (2) a Distribution Date (as defined in the Rights Agreement) shall not be deemed to occur by reason of any of (a) the Merger, (b) the approval, adoption, execution, delivery or performance of the Merger Agreement, the public announcement thereof, the consummation or performance of any of the transactions contemplated by the Merger Agreement in accordance with its terms or (c) the execution, delivery or performance of any document contemplated by the Merger Agreement (collectively, (a), (b) and (c) are the “Exempted Transactions”).
     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date or upon transfer or new issuance of Common Shares will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such legend or a copy of the summary of rights to purchase preferred shares being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the Close of Business (as defined in the Rights Agreement) on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
     The Rights are not exercisable until the Distribution Date. After the Distribution Date, a holder of a Right Certificate (other than a holder whose Rights have become null and void, or a holder whose Rights have been exchanged, each as described below) may exercise the Rights in whole or in part upon surrender of the Right Certificate together with payment of the Purchase Price, and such Rights must be exercised prior to the earliest of (i) the Close of Business on the Final Expiration Date (as defined below), (ii) termination of the right to exercise pursuant to a redemption by the Company (as described below), (iii) termination of the right to exercise pursuant to an exchange by the Company (as described below) or (iv) the Effective Time (as defined in the Merger Agreement) of the Merger.
     The Rights will expire on April 3, 2011 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.
     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).
     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.
     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to an aggregate payment of 100 times the aggregate payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.
     Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.
     From and after the time a person becomes an Acquiring Person, any Rights that are or were acquired or beneficially owned by such Acquiring Person or its Affiliates or Associates on or after the earlier of (x) the date of such event and (y) the Distribution Date shall become null and void, and any holder of such Rights shall thereafter have no right to exercise such Rights.
     In the event that, at any time after a Person becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold (other than with respect to the Exempted Transactions), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its Affiliates and Associates (which will thereafter be null and void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right (other than with respect to the Exempted Transactions). If the Company does not have sufficient Common Shares to satisfy such obligation to issue Common Shares, or if the Board of Directors so elects, the Company shall deliver an amount of cash or securities equivalent in value to the Common Shares issuable upon exercise of a Right less the applicable Purchase Price; provided that, if the Company fails to meet such obligation within 30 days following the date a Person becomes an Acquiring Person, the Company must deliver, upon exercise of a Right but without requiring payment of the Purchase Price then in effect, Common Shares (to the extent available) and cash equal in value to the difference between the value of the Common Shares otherwise issuable upon the exercise of a Right and the Purchase Price then in effect. The Board of Directors may extend the 30-day period described above for up to an additional 60 days to permit the taking of action that may be necessary to authorize sufficient additional Common Shares to permit the issuance of Common Shares upon the exercise in full of the Rights.
     At any time after any Person becomes an Acquiring Person and prior to the acquisition by any person or group of a majority of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become null and void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. The Company is not required to issue fractional Preferred Shares (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.
     At any time prior to the time any Person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.10 per Right, subject to adjustment (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Company without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its Affiliates and Associates).
     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.
     A copy of the Rights Agreement is available free of charge from the Company. The description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement (including the Certificate of Designation of Series A Junior Participating Preferred Stock attached thereto as Exhibit A, the form of Right Certificate attached thereto as Exhibit B and the Summary of Rights to Purchase Preferred Shares attached thereto as Exhibit C) which is incorporated herein by reference to Exhibits 1.1, 1.2, 1.3 and 1.4.
Item 2. Exhibits

Exhibit Number	Description
1.1	Rights Agreement, dated as of March 23, 2001, between Stratos International, Inc. (f/k/a Stratos Lightwave, Inc.)(the “Company”) and Mellon Investor Services LLC, as Rights Agent (“Mellon”), which includes: as Exhibit A thereto, the Certificate of Designation of Series A Junior Participating Preferred Stock; as Exhibit B thereto, the Form of Right Certificate; as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares (incorporated by reference to Exhibit 1.1 to the Registrant’s Registration Statement on Form 8-A, filed March 28, 2001).

1.2	First Amendment, dated as of July 2, 2003, to Rights Agreement, dated as of March 23, 2001, between the Company and Mellon, as Rights Agent (incorporated by reference to Exhibit 1.2 to the Registrant’s Registration Statement on Form 8-A/A, filed August 7, 2003).

1.3	Second Amendment, dated as of May 14, 2007, to Rights Agreement, dated as of March 23, 2001, as amended, between the Company and Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed on May 17, 2007).

1.4	Summary of Rights to Purchase Preferred Shares, as amended.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATOS INTERNATIONAL, INC.
Date: May 17, 2007	By:	/S/ Barry Hollingsworth
	Name:	Barry Hollingsworth
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Rights Agreement, dated as of March 23, 2001, between Stratos International, Inc. (f/k/a Stratos Lightwave, Inc.)(the “Company”) and Mellon Investor Services LLC, as Rights Agent (“Mellon”), which includes: as Exhibit A thereto, the Certificate of Designation of Series A Junior Participating Preferred Stock; as Exhibit B thereto, the Form of Right Certificate; as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares (incorporated by reference to Exhibit 1.1 to the Registrant’s Registration Statement on Form 8-A, filed March 28, 2001).

1.2	First Amendment, dated as of July 2, 2003, to Rights Agreement, dated as of March 23, 2001, between the Company and Mellon, as Rights Agent (incorporated by reference to Exhibit 1.2 to the Registrant’s Registration Statement on Form 8-A/A, filed August 7, 2003).

1.3	Second Amendment, dated as of May 14, 2007, to Rights Agreement, dated as of March 23, 2001, as amended, between the Company and Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed on May 17, 2007).

1.4	Summary of Rights to Purchase Preferred Shares, as amended.